June 4, 2013

Ms. Sharon M. Blume

Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed May 24, 2013

File No. 333-187564

Dear Ms. Blume:

We are in receipt of your letter, dated May 30, 2013, wherein comments were provided in respect of Amendment No. 3 to the Registration Statement on Form S-4 (the “Amendment No. 3”) filed by Bank of the Ozarks, Inc. (the “Company”) on May 24, 2013, and we have prepared this response to the specific inquiries included in that letter. For the convenience of the Staff, our responses are numbered to correspond to the numbers used to designate the Staff’s comments in the comment letter, and we have restated each comment in its entirety with our response following immediately thereafter.

The First National Bank of Shelby

Selected Consolidated Financial Data, Page 15

1.	Please revise the average balance sheet data line item titled total average assets and the performance ratios line item titled net interest margin – FTE* for the years ended December 31, 2012, 2011 and 2010 to be consistent with the table of Average Balances, Income and Expenses, Yields and Rates appearing on page 122.

Response: In response to the Staff’s comment, we have revised Amendment No. 3. Please see page 15 of Amendment No. 4 to the Registration Statement on Form S-4 (the “Amendment No. 4”) filed concurrently herewith where we have revised total average assets and net interest margin – FTE* consistent with the table of Average Balances, Income and Expenses, Yields and Rates included on page 121 of Amendment No. 4.

Ms. Sharon M. Blume

June 4, 2013

2.	Please revise the assets quality ratios line item titled net charge-offs to average loans and leases* for the unaudited three months ended March 31, 2013 and March 31, 2012 to annualize the amounts for the interim period.

Response: Please see pages 15 and 107 of Amendment No. 4 where we have annualized the net charge-offs to average loans and leases ratios for the three months ended March 31, 2013 and 2012.

Unaudited Pro Forma Combined Consolidated Financial Information, pages 16-23

3.	Please delete the unaudited pro forma combined consolidated balance sheet as of December 31, 2012 and revise the headnote appearing on page 16 and the notes to the unaudited pro forma combined consolidated financial statements, accordingly.

Response: Please see the revised unaudited pro forma combined consolidated financial information on pages 16 – 22 of Amendment No. 4 where we have deleted the unaudited pro forma combined consolidated balance sheet as of December 31, 2012 and have revised the headnote on page 16 and the notes to the unaudited pro forma combined consolidated financial statements.

Certain Information Concerning Bank of the Ozarks, Inc. page 92

4.	Revise the first sentence of the second paragraph to refer to March 31, 2013.

Response: Please see the first sentence of the second paragraph on page 91 of Amendment No. 4 where we have revised to refer to March 31, 2013.

Certain Information Concerning the First National Bank of Shelby

Quarterly Results

Results of Operations

Net Interest Income and Margin, page 98

5.	The statement that the company sold available-for-sale securities of $41.5 million, realizing a gain of $1.4 million here and on page 118 does not appear to be consistent with the information presented in the March 31, 2013 unaudited consolidated financial statements. Please revise or advise.

Response: Please see pages 97 and 117 of Amendment No. 4 where we have deleted the reference to the sale of $41.5 million of available-for-sale securities and the realization of $1.4 million of gain on such sale.

Ms. Sharon M. Blume

June 4, 2013

Please direct any questions or additional comments regarding the Amendment No. 4 or this letter to the undersigned at (501) 978-2378 or gmckinney@bankozarks.com.

Sincerely,

/s/ Greg L. McKinney
Chief Financial Officer and
Chief Accounting Officer
Bank of the Ozarks, Inc.

cc:	Jonathan Gottlieb

Securities and Exchange Commission

H. Watt Gregory, III

Kutak Rock LLP

Neil Greyson

Nelson Mullins Riley & Scarborough LLP